Belk, Inc.

Fiscal Year 2004
Annual Report

TABLE OF CONTENTS

Belk, Inc.

2801 West Tyvola Road
Charlotte, North Carolina 28217

April 21, 2004

Dear Fellow Stockholder:

Fiscal year 2004 was another year of outstanding achievement and excellent bottom-line results for Belk, Inc. It was the second consecutive year of record profitability for the Company, thanks to the leadership, commitment and exceptional performance of your Company's dedicated team of associates.

Net income increased $27.5 million, or 32.7 percent, over fiscal year 2003, to a total of $111.5 million for the year. This followed last year's increase of 32.6 percent over net income for fiscal year 2002. Net income excluding non-comparable items this year increased $13.5 million, or 15.1%, to $103.2 million. A detailed reconciliation of net income to net income excluding non-comparable items is provided on page 5 of this annual report.

Sales for fiscal 2004 increased $23.3 million, or 1.0 percent, to $2,264.9 million from $2,241.6 million for the same prior-year period. The sales increase resulted primarily from a 3.6 percent increase in comparable store sales in the fourth quarter, plus a total of $39.6 million in additional sales for the year generated from new stores. Comparable store sales for the year decreased 0.9 percent due to a soft economy and a difficult sales environment during the first half of the year.

Your Company further strengthened its balance sheet by generating $273.0 million of cash flow from operations for the 52-week period. At year-end, cash-on-hand totaled $166.1 million, and the Company had no borrowings outstanding under its $200 million revolving credit facility. Total debt at year-end was $308.5 million compared to $365.6 million as of the end of fiscal year 2003.

Expenditures for property and equipment for the year totaled $127.1 million, which included new stores, store expansions and renovations.

Belk made significant progress on many important fronts during the past year:

- We expanded into eight new markets with the opening of new stores in Gulfport, Miss.; Gallatin, Columbia and Springfield, Tenn.; Lufkin, Texas; Hot Springs and Conway, Ark.; and Destin, Fla., (a total combined space of approximately 465,000 selling square feet); and we completed store renovations in Greensboro, Shelby and Winston-Salem, N.C., and Westminster, Md.
- We improved profitability through ongoing company-wide cost saving and merchandise margin improvement initiatives and took advantage of strong operating cash flow by constructing new stores, providing shareholder liquidity through a stock repurchase in the first quarter and reducing debt.
- We completed the consolidation and restructuring of our new merchandising and marketing organization and created an integrated marketing process between sales promotion, merchandise planning and allocation, and merchandising. These steps resulted in significantly improved in-stock position on advertised merchandise; a new toolkit for planning and analysis of sales promotion events; better allocation of advertising expenditures by media; and improved productivity and accuracy in advertising production.
- We provided customers with focused assortments of desirable priced-right merchandise, continued to refine our merchandise mix to provide greater fashion newness and differentiate Belk stores from other retailers, and executed targeted advertising and sales promotion initiatives to generate additional sales.

- We further developed and expanded our Belk proprietary brands such as Kim Rogers, Saddlebred, Meeting Street and Home Accents that offer customers exclusive offerings of the latest styles and a superior price-to-value relationship.

- We improved our sales effectiveness through execution of store-level strategies to improve customer service, increase sales productivity, add Belk charge customer accounts and build Belk's customer base through business-to-business initiatives.

- We implemented numerous technology and information system projects and enhancements that included development of a new information system to support our merchandise planning and allocation organization; initial implementation of a coupon management system that enables scanning bar coded coupons at the point of sale; implementation of a new Company-wide human resources information system (Belk HR Online) that supports a paperless environment and enables associates to have online access to pay and benefits information and an online job application and hiring process; implementation of a new check authorization system to reduce costs and improve point-of-sale efficiency; implementation of new technologies for select stores, including customer service call buttons, customer price checking and sales floor kiosks that enable customers to locate merchandise and allow stores to issue "instant credit" Belk charge applications; and implementation of a new corporate and division offices telephone system that uses "voice over IP" technology to enable the Company to use data lines for long distance voice communications.

For fiscal year 2005, our number one goal is growing comparable store sales. Other goals for the year include improving the overall effectiveness and execution of our sales promotion and marketing activities, implementing new systems and processes to support the merchandising and merchandise planning and allocation organization, improving teamwork and communication throughout the organization, developing and expanding our customer research program, and continuing to ensure the superior execution of our new store openings and performance.

Belk plans to continue its aggressive real estate strategy in fiscal 2005 with plans to open fourteen new stores and complete three store expansions and five major store remodeling projects. The total combined selling size of the new stores will be nearly one million square feet. Ten of the new stores are in new markets for Belk: Waco, Kerrville, Sherman and McKinney, Texas; Mandeville, La.; Sevierville, Tenn.; Marietta, Ga.; Viera and Clermont, Fla.; and Auburn, Ala. Four of the new stores are relocations of stores in existing markets: Beaufort and Myrtle Beach, S.C.; Lenoir, N.C.; and Cumming, Ga. Belk stores in Corinth, Miss., Cullman, Ala., and Greenville, N.C. will be expanded and remodeled, and stores in North Charleston and Sumter, S.C.; Savannah and Athens, Ga.; and Winchester, Va. will undergo major remodeling.

In addition to repurchasing approximately 2.8 million shares of stock through a successful self-tender offer, the Company also declared a regular dividend of 27.5 cents per share and a special one-time dividend of an additional 20 cents per share for shareholders of record as of March 10, 2004.

As I said at the beginning, our ability to succeed and deliver superior results to our shareholders depends on the talent, commitment and service of the more than 17,000 associates who work in our stores, distribution center and in the division and corporate offices. We truly appreciate their ongoing, day-to-day efforts and exemplary contributions that make our growth and success possible and enable us to meet the ever-changing needs of our customers.

We are also grateful to our Belk associates for their exemplary spirit of volunteerism and community involvement. They continue to donate valuable contributions of time, talent, leadership and financial resources to worthy civic, community and charitable organizations each year through Company-initiated activities and as individuals. The community involvement and philanthropy of our Company and associates reflect the long-standing values that have guided Belk since its founding nearly 116 years ago.

As you know, I have announced that I will be retiring from the Board of Directors and stepping down as chairman and chief executive officer at this year's annual meeting. In the 50 years that I have served as chief executive of this Company, I have never been more pleased with our performance or more optimistic about the future. Belk is stronger than ever with a talented and dedicated management team under the leadership of Tim, McKay and Johnny Belk, and I believe that the Company is poised for even greater growth and success in the years to come.

I would like to express my sincere personal thanks and appreciation to you our stockholders for your loyalty and support over these many years and to the members of our Board of Directors for their exemplary leadership and unswerving support of this Company. Together you have made Belk great, and I am excited and optimistic about the opportunities that lie ahead.

Sincerely,

John M Belk

John M. Belk
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned department store business in the United States, with total revenues of approximately $2.26 billion for the fiscal year ended January 31, 2004. The Company and its predecessors have been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

As of the end of its fiscal year 2004, the Company operated 221 retail department stores in 13 states, primarily in the southeastern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 50 Belk stores that exceed 100,000 square feet in size, most Belk stores range in size from 50,000 to 80,000 square feet. Most of the Belk stores are anchor tenants in major regional malls and shopping centers, primarily in medium and smaller markets. In addition to department stores, the Company operates two stores that sell limited selections of cosmetics, hosiery and accessories for women under the "Belk Express" store name. In the aggregate, the Belk stores occupy approximately 14.7 million square feet of selling space.

Management of the Belk stores is organized into four regional operating divisions, with each unit headed by a division chairman and a director of stores. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices provide overall management and support for the Belk stores in their regions. These divisions are not considered segments for reporting purposes. Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising Company, LLC (collectively "BSS"), coordinate the operations of Belk stores on a company-wide basis by providing services to the Belk division offices and stores, such as merchandising, marketing, merchandise planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

Business Strategy

Belk's mission is to be the dominant department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this mission, Belk's business strategy includes five key elements: (1) a target customer focus; (2) focused merchandise assortments; (3) compelling sales promotions; (4) distinctive customer service; and (5) a winning store and market strategy.

Merchandising Strategy

Belk stores feature quality name brand and private label merchandise in moderate to better price ranges, providing fashion, selection and value to customers. The merchandise mix is targeted to middle and upper income customers shopping for their families and homes, and includes a wide selection of fashion apparel, accessories and shoes for women, men and children, as well as cosmetics, home furnishings, housewares, gift and guild, jewelry, and other types of department store merchandise. The goal is to position Belk stores as the leaders in their markets in providing updated, fashionable assortments with depth in style, selection and value.

Growth Strategy

The Company intends to continue to open new stores selectively in new and existing markets in order to increase sales, market share and customer loyalty. As the consolidation of the department store industry continues, the Company also will consider store acquisitions that offer opportunities for growth in existing and contiguous markets. Management believes that significant opportunities for growth exist in Belk markets where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion in medium-sized markets with store units in the 50,000 to 80,000 square-foot size range.

In fiscal year 2004, the Company opened eight new stores that have a combined selling space of approximately 465,000 square feet and completed major renovations of four existing stores. In fiscal year 2005, Belk plans to open fourteen new stores that will have a combined selling space of approximately 964,000 square feet. The Company also will complete expansions of three existing stores and major renovations of six existing stores.

Net Income Excluding Non-Comparable Items

To provide clarity in measuring Belk's financial performance, Belk supplements the reporting of its consolidated financial information under generally accepted accounting principles (GAAP) with the non-GAAP financial measure of "net income excluding non-comparable items". Belk believes that "net income excluding non-comparable items" is a financial measure that emphasizes the company's core ongoing operations and enables investors to focus on period-over-period operating performance. It is among the primary indicators Belk uses in planning and operating the business and forecasting future periods, and Belk believes this measure is an important indicator of recurring operations because it excludes items that may not be indicative of or are unrelated to core operating results. Belk also excludes such items in connection with evaluating company performance in connection with its incentive compensation plans. In addition, this measure provides a better baseline for modeling future earnings expectations and makes it easier to compare Belk's results with other companies that operate in the same industry. Net income is the most directly comparable GAAP measure. The non-GAAP measure of "net income excluding non-comparable items" should not be considered in isolation or as a substitute for GAAP net income. A detailed reconciliation of GAAP net income to net income excluding non-comparable items is set forth in the table below:

BELK, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND
NET INCOME EXCLUDING NON-COMPARABLE ITEMS
(unaudited)

	Fiscal Year Ended	
(millions)	January 31, 2004	February 1, 2003
Net income	$111.5	$ 84.0
Gain (Loss) on property, equipment and investments, net of income tax (expense) benefit	(9.7)	0.2
Asset impairment and store closing costs, net of income tax benefit	—	0.4
Restructuring charge, net of income tax benefit	1.4	5.1
Net income excluding non-comparable items	$103.2	$ 89.7

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the Securities and Exchange Commission ("SEC").

SELECTED FINANCIAL DATA

	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
	(dollars in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$2,264,907	$2,241,555	$2,236,054	$2,263,801	$2,138,959
Cost of goods sold	1,506,905	1,512,045	1,536,506	1,566,599	1,456,696
Depreciation and amortization	91,007	89,312	83,625	74,102	65,117
Operating income	192,766	167,461	137,144	132,288	144,323
Income from continuing operations	111,547	84,017	64,641	57,626	72,706
Loss from discontinued operations(1)	—	—	(221)	(292)	(1,543)
Net income	111,547	84,017	63,382	57,333	71,163
Basic and diluted income per share:					
From continuing operations	2.11	1.53	1.18	1.05	1.31
Net income	2.11	1.53	1.16	1.04	1.28
Cash dividends per share	0.275	0.25	0.25	0.25	0.24
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net	311,141	334,440	343,247	339,591	340,061
Merchandise inventory	496,242	487,490	495,744	542,262	501,033
Working capital	684,794	670,448	610,514	619,055	591,054
Total assets	1,730,263	1,736,102	1,707,380	1,734,744	1,631,646
Short-term debt	—	—	6,089	9,715	7,854
Long-term debt and capitalized lease obligations	308,488	365,553	410,587	452,579	405,357
Stockholders' equity	969,499	954,284	898,242	865,070	822,094
SELECTED OPERATING DATA:					
Number of stores at end of period	221	214	207	207	206
Comparable store net revenue increase (decrease)(2)	(0.9%)	(3.2%)	(2.1%)	4.4%	2.4%

(1) Loss from discontinued operations represents the operating results of TAGS, LLC, which owned and operated outlet stores.

(2) On a 52 versus 52 week basis, comparable store net revenues decreased 0.7% in fiscal year 2002 and increased 3.2% in fiscal year 2001. Comparable store net revenue includes sales from stores open during the entire fiscal year in both the current and prior year, excluding stores that have been expanded in either fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Belk, together with its subsidiaries, is the largest privately owned department store business in the United States, with total revenues of approximately $2.26 billion for the fiscal year ended January 31, 2004. The Company and its predecessors have been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

The Company's fiscal year ends on the Saturday closest to each January 31. All references to "fiscal year 2005" refer to the fiscal year ending January 29, 2005; references to "fiscal year 2004" refer to the period ended January 31, 2004; references to "fiscal year 2003" refer to the period ended February 1, 2003; and references to "fiscal year 2002" refer to the period ended February 2, 2002.

As of the end of its fiscal year 2004, the Company operated 221 retail department stores in 13 states primarily in the southeastern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Belk's mission is to be the dominant department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this mission, Belk's business strategy includes five key elements: (1) a target customer focus; (2) focused merchandise assortments; (3) compelling sales promotions; (4) distinctive customer service; and (5) a winning store and market strategy.

The Company operates retail department stores in the highly competitive retail apparel industry. The Company's primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores and direct merchant firms. In addition to intense competition, the retail industry has experienced downward sales pressure in recent years due primarily to national, regional and local economic conditions.

Management believes that significant opportunities for growth exist in Belk markets where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion in medium-sized markets with store units in the 50,000 to 80,000 square-foot size range. One of the more significant challenges currently facing the Company's management team is to continue to identify new Belk markets and to effectively increase the Company's net store selling square footage. In fiscal year 2004, the Company increased net store selling square footage by 343,700 square feet, or 2.4%, and plans to expand by an additional 733,800 square feet, or 5.0%, in 2005.

The Company focuses on four key indicators to assess performance and growth. These key indicators are: (1) comparable store sales, (2) gross profit rate, (3) expense rate, and (4) net square footage growth. The Company's progress against these indicators is discussed throughout Management's Discussion and Analysis ("MD&A").

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002
SELECTED FINANCIAL DATA			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	66.5	67.5	68.7
Selling, general and administrative expenses	24.9	24.7	24.5
Asset impairment and store closing costs	—	—	0.6
Restructuring charge	0.1	0.4	—
Operating income	8.5	7.5	6.1
Interest expense, net	1.7	1.6	1.8
Income taxes	2.6	2.2	1.7
Income from continuing operations	4.9	3.7	2.9
Net income	4.9	3.7	2.8
SELECTED OPERATING DATA:			
Selling square footage (in thousands)	14,653	14,310	13,821
Store revenues per selling sq. ft	$ 155	$ 157	$ 162
Comparable store net revenue decrease	(0.9)%	(3.2)%	(2.1)%
Number of stores			
Opened	8	9	4
Closed	(1)	(2)	(4)
Total — end of period	221	214	207

Comparison of Fiscal Years Ended January 31, 2004 and February 1, 2003

Revenues. In fiscal year 2004, the Company's revenues increased 1.0%, or $23.4 million, to $2.265 billion from $2.242 billion. The increase resulted from additional revenue of $39.6 million from new, expanded and remodeled stores and from improved comparable store sales in the fourth quarter of fiscal year 2004. The increase was partially offset by a 0.9% decrease in revenue from comparable stores due to a soft economy and a difficult sales environment during the first half of fiscal year 2004.

Expansion and replacement stores are excluded from the comparable store net revenue change disclosed above. Including the expansion and replacement stores as comparable stores, comparable store net revenue decreased by 0.5% for the twelve months ended January 31, 2004. Beginning in fiscal year 2005, the Company's definition of comparable stores sales will no longer exclude replacement and expansion stores. Non-comparable stores will only include closing stores and new stores that have not reached the one-year anniversary of their opening prior to the beginning of the fiscal year in which they were constructed. The Company believes this revised measure is a more accurate indicator of existing store performance and is a common basis used by other retailers.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 66.5% in fiscal year 2004 as compared to 67.5% in fiscal year 2003. The decrease is primarily attributable to improved margin on inventory purchases, improved operating efficiencies and a 0.15% reduction in direct costs as a percentage of revenues resulting from the Company's Merchandising Restructuring completed during fiscal year 2003.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses were $563.2 million in fiscal year 2004, compared to $553.4 million in fiscal year 2003. As a percentage of revenues, SG&A increased to 24.9% in fiscal year 2004 from 24.7% in fiscal year 2003. The increase in SG&A expenses as a percentage of revenues resulted primarily from increases in pension costs and casualty insurance costs as a percentage of revenues of approximately 0.22% each, and an increase in bad debt expense as a percentage of revenues of 0.08%. These increases were partially offset by a decrease in payroll costs as a percentage of revenues of 0.12%, a 0.08% increase in income as a percentage of revenues generated from the

Company's proprietary credit card, and a 0.09% decrease in recruiting and relocation expenses as a percentage of revenues due to one-time costs incurred in fiscal year 2003 associated with the Merchandise Restructuring.

During fiscal years 2004 and 2003, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards, was $17.5 million and $15.6 million, respectively. During fiscal years 2004 and 2003, finance charge income on the outstanding Belk proprietary credit card receivables was $63.0 million and $60.9 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2004 and 2003 were $18.8 million and $19.9 million, respectively.

Asset Impairment and Store Closing Costs. During fiscal year 2003, the Company recorded $0.5 million of exit costs related to the closing of one store in fiscal year 2003 and one store in the first quarter of fiscal year 2004. The exit costs consisted primarily of post-closing real estate lease obligations and severance costs. The Company did not incur any charges related to asset impairment or store closings in fiscal year 2004.

Restructuring Charges. In fiscal year 2004 and 2003, the Company recorded a $2.0 million and $0.8 million charge, respectively, in connection with the restructuring of its logistics network. The charges are due to increases in projected costs related to post-closing real estate lease obligations.

During fiscal year 2003, the Company recorded a restructuring charge of $7.1 million in connection with the consolidation of its divisional merchandising and marketing functions into a single organization located at the Company's corporate offices in Charlotte, NC The consolidation also included implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The charge consisted of $5.1 million of employee severance costs, $1.5 million of post-closing real estate lease obligation costs, and $0.5 million for the reduction to fair value of excess assets.

Gain (loss) on property, equipment and investments. The gain on property, equipment and investments increased to $14.8 million for the fiscal year ended January 31, 2004, compared to losses of $0.4 million for the fiscal year ended February 1, 2003. The current year gain is primarily due to a $19.3 million gain recognized on the sale of property located in Charlotte, North Carolina, partially offset by a $6.5 million loss on the dedesignation of two interest rate swaps.

Income taxes. For fiscal year 2004, the Company experienced a decrease in its effective tax rate from 37.2% to 34.6%. The decrease in rate is primarily attributable to an increase in non-taxable income and deductible expenses that qualify as permanent differences and a decrease in the effective state income tax rates.

Comparison of Fiscal Years Ended February 1, 2003 and February 2, 2002

Revenues. In fiscal year 2003, the Company's revenues increased 0.2%, or $5.5 million, to $2.242 billion from $2.236 billion. The increase resulted primarily from additional revenues of $73.7 million generated from new, expanded and remodeled stores, offset by a 3.2% decrease in net revenues from comparable stores due to an overall downward trend in department store sales experienced during the third and fourth quarters of fiscal year 2003.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 67.5% in fiscal year 2003 as compared to 68.7% in fiscal year 2002. The decrease is primarily attributable to improved margin on inventory purchases and improved operating efficiencies related to the consolidation of the Company's distribution facility and merchandising function in fiscal years 2002 and 2003, respectively.

Selling, General and Administrative Expenses. SG&A expenses were $553.4 million in fiscal year 2003, compared to $548.3 million in fiscal year 2002, an increase of 0.9%. As a percentage of revenues, SG&A increased to 24.7% in fiscal year 2003 from 24.5% in fiscal year 2002. The increase in SG&A expenses as a percentage of revenues resulted primarily from incremental SG&A expenses of $8.5 million associated with the Merchandising Restructuring that do not qualify as restructuring expense. The majority of these expenses related to relocation costs for associates and accelerated amortization over the remaining useful life of abandoned leasehold improvements in the division offices. SG&A expenses were also negatively impacted by additional depreciation associated with the new stores and store expansions and an increase in overall employee benefit costs. The increases in SG&A expenses were partially offset by lower store payroll costs resulting from improved operating efficiencies and increased finance charge income and lower bad debt expense from the Company's proprietary credit cards.

During fiscal years 2003 and 2002, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards, was $15.6 million and $18.7 million, respectively. During fiscal years 2003 and 2002, finance charge income on the outstanding Belk proprietary credit card receivables was $60.9 million and $57.7 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2003 and 2002 were $19.9 million and $22.0 million, respectively.

Asset Impairment and Store Closing Costs. During fiscal year 2003 the Company recorded $0.5 million of exit costs related to the planned closing of one store in fiscal year 2003 and one store in fiscal year 2004. The exit costs consisted primarily of post-closing real estate lease obligations and severance costs.

During fiscal year 2002, the Company recorded a pre-tax charge of $13.5 million for asset impairment and store closing costs. The charge included (i) an $8.6 million reduction to fair value of the historical cost of assets associated with the Company's e-commerce initiative as a result of reduced revenues and earnings projections for Belk.com and (ii) $1.6 million of exit costs and a $3.3 million reduction to fair value of long-term assets for four stores closed during fiscal years 2002 and 2003.

Restructuring Charges. During fiscal year 2003, the Company recorded a restructuring charge of $7.1 million in connection with the consolidation of its divisional merchandising and marketing functions into a single organization located at the Company's corporate offices in Charlotte, NC The consolidation also included implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The charge consisted of $5.1 million of employee severance costs, $1.5 million of post-closing real estate lease obligation costs, and $0.5 million for the reduction to fair value of excess assets.

For fiscal years 2003 and 2002, the Company recorded a $0.8 million and $0.1 million charge, respectively, in connection with the Logistics Restructuring. The charges primarily related to additional estimated liability associated with post-closing real estate lease obligations.

During fiscal year 2002, the Company recorded a $0.5 million charge in connection with the consolidation of its thirteen operating divisions into four expanded regional divisions in June 1999. The charges resulted from increases in estimated costs associated with post closing lease obligations.

Discontinued Operations. During fiscal year 2002, the Company recognized after-tax losses on disposal of discontinued operations of $0.2 million as a result of increases in the estimated costs associated with the disposal of the TAGS leased property and did not incur any additional charges related to discontinued operations in fiscal year 2003.

Cumulative effect of change in accounting principle. In connection with the implementation of Statement of Financial Accounting Standards ("SFAS") SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company recorded a $1.0 million charge to net income as of the beginning of fiscal year 2002 related to its interest rate swap contracts with option provisions. The adjustment represented the fair market value, net of tax benefit, of these contracts as of February 4, 2001.

Seasonality and Quarterly Fluctuations

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income due to the seasonal nature of the retail business. The highest revenue period for the Company is the fourth quarter, which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2004	2003	2002
First quarter	22.2%	23.8%	22.9%
Second quarter	21.7	22.1	21.8
Third quarter	22.5	22.1	22.6
Fourth quarter	33.6	32.0	32.7

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash flow from operations and borrowings under debt facilities. The Company's debt facilities consist of a $250 million variable rate note, a $125 million ten-year variable rate bond facility, a $200 million revolving line of credit and a $127 million standby letter of credit, of which $0 was outstanding at January 31, 2004. The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios. As of January 31, 2004, the Company was in compliance with all covenants and does not anticipate that compliance with the covenants will impact the Company's liquidity in fiscal year 2005. The $250 million variable rate note is collateralized by the Company's customer accounts receivable and limits borrowings under the facility to approximately 72% of the Company's customer accounts receivable. The $250 million variable rate note expires in April 2005 and the Company intends to renew the facility and utilize it as long-term financing. The revolving credit facility and standby letter of credit facility expire in July 2005.

Because the interest rates on some of the Company's debt agreements vary with LIBOR or commercial paper rates, the Company has entered into interest rate swap agreements with a financial institution to manage the exposure to changes in interest rates. The notional amount of the interest rate swaps is $300 million for fiscal years 2004 through 2009, $125 million for fiscal years 2010 through 2012, and $50 million for fiscal year 2013. Due to reduced borrowing needs, during the third quarter of fiscal year 2004, the Company dedesignated two interest rate swaps with a combined notional amount of $50 million that had previously been accounted for as cash flow hedges. The swaps will mature in fiscal year 2009; however the Company may choose to terminate the dedesignated interest rate swaps prior to their maturity. As of January 31, 2004, the cost to terminate the swaps would have been $5.8 million. A fluctuation of 1% in the LIBOR interest rate would increase or decrease the termination cost by approximately $2.2 million.

Operating activities provided cash of $273.0 million during fiscal year 2004, as compared to $203.3 million in fiscal year 2003. The increase in cash provided by operating activities compared to the prior period was principally due to a $27.5 increase in net income, decreases in accounts receivable and increases in accounts payable and accrued expenses.

Investing activities used cash of $96.9 million during fiscal year 2004, as compared to $67.1 million in fiscal year 2003. The increase in cash used for investing activities was primarily due to a $52.0 million increase in purchases of property and equipment, partially offset by a $22.1 million increase in proceeds from the sale of property, equipment, and investments. The current year proceeds consist primarily of $25.6 million related to the sale of investment property described in Note 9 of the Notes to the Consolidated Financial Statements.

Expenditures for property and equipment were $127.1 million during fiscal year 2004, compared to $75.0 million in fiscal year 2003. During fiscal year 2004, the Company's capital expenditures included expenditures for opening eight new stores and making significant renovations to and/or expansions of four existing stores. The Company currently projects capital expenditures over the next three fiscal years to average approximately $140 million per year.

Net cash used by financing activities amounted to $101.3 million and $67.3 million during fiscal years 2004 and 2003, respectively. The increase is a result of reductions in outstanding debt and the repurchase of 2,808,998 shares of common stock at a cost of $26.7 million.

Management of the Company believes that cash flows from operations and its credit facilities will be sufficient to cover working capital needs, capital expenditures and debt service agreements for the next 12 months.

Related Party Transactions

In October 2001, the Company extended loans to Mr. Thomas M. Belk, Jr., Mr. H.W. McKay Belk and Mr. John R. Belk in the principal amounts of $2.5 million, $2.5 million and $2.0 million, respectively. In February 2002, the loan to Mr. John R. Belk was increased to $2.5 million. The loans are being repaid to the Company in equal annual installments of $1.5 million plus interest in cash or stock over a five-year period that began January 3, 2003. The loans bear interest at LIBOR plus 1.5%. The Company received the second of the five payments, including principal and interest, from the three executives on January 3, 2004. The Sarbanes-Oxley Act of 2002 prohibits extensions of credit to executive officers and directors and the "material modification" of any term of a loan that was extended before July 30, 2002. The Company entered into these loans in October 2001 and February 2002, before the Sarbanes-Oxley Act of 2002 was enacted. Since that time, the Company has not made any new extensions of credit to executive officers or directors nor materially modified the terms of any existing loans.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
			(in thousands)		
Contractual Obligations					
Long-Term Debt	$273,994	$ 4,873	$144,121	$125,000	$ —
Capital Lease Obligations	56,299	5,265	9,751	9,618	31,665
Operating Leases	214,674	30,876	51,913	39,477	92,408
Purchase Obligations(a)	154,698	66,515	52,123	36,060	—
Total Contractual Cash Obligations	$699,665	$107,529	$257,908	$210,155	$124,073

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
			(in thousands)		
Other Commercial Commitments					
Standby Letters of Credit(b)	$132,398	$ —	$132,398	$—	$—
Import Letters of Credit	19,003	19,003	—	—	—
Total Commercial Commitments	$151,401	$19,003	$132,398	$—	$—

(a) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

(b) Standby letters of credit include a $127 million facility that supports the ten-year bond facility (accrued principal and interest) due July 2008.

Obligations under the pension and postretirement benefit plans are not included in the contractual obligations table. The Company's pension plan funding policy is to contribute amounts necessary to satisfy minimum pension funding requirements plus such additional amounts from time to time as are determined to be appropriate to improve the plan's funded status. The pension plan's funded status is affected by many factors including discount rates and the performance of plan assets. The Company is not required to make minimum pension funding payments in fiscal year 2005, but may make discretionary contributions during the year based on the plan's expected November 1, 2004 funded status. During fiscal year 2004, the Company made a $10 million voluntary contribution to the pension plan. The Company's postretirement plan is not funded in advance. Postretirement benefit payments during fiscal year 2004 totaled $2.4 million.

Also excluded from the contractual obligations table are payments the Company may make for employee medical costs and workers compensation, general liability and automobile claims.

Implementation of New Accounting Standards

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149 ("SFAS No. 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of SFAS No. 149 are effective for all derivatives and hedging activity entered into after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS No. 150") "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial position or results of operations.

Impact of Inflation

While it is difficult to determine the precise effects of inflation, management of the Company does not believe inflation had a material impact on the consolidated financial statements for the periods presented.

Critical Accounting Policies

Management's Discussion and Analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). As discussed in Note 1 to the Company's consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, the allowance for doubtful accounts, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets, restructuring and store closing reserves and the calculation of pension and postretirement obligations and self-insurance reserves. Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See Note 1 to the Company's consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate costs. In addition, failure to take markdowns currently can result in an overstatement of cost under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter. The following summarizes the types of vendor incentives and the Company's applicable accounting policy:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to selling, general and administrative expenses in the period that the advertising expense is incurred.
- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendors merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.
- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Allowance for Doubtful Accounts. The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally measured by discounting estimated future cash flows. Where available, the Company would also obtain individual appraisals or utilize other indicators of fair value. Considerable management judgment is necessary to estimate discounted future cash flows.

Restructuring and Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time the Company ceases using property and/or equipment. The reserve includes future minimum lease payments and common area maintenance and taxes. Additionally, the Company makes certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the accrual. These assumptions are based on management's knowledge of the market and other relevant experience, including information provided by third party real estate brokers. However, significant changes in the real estate market and the inability to enter into the subleases or obtain buyouts within the estimated time frame may result in increases or decreases to these reserves.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, rate of compensation increase, as well as the remaining service period of active employees. The Company utilizes a qualified actuary to calculate the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

The funded status of the Company's pension plan has experienced significant declines in recent years, due to the losses experienced in the stock market and the decrease in interest rates during fiscal years 2003 and 2004. The losses incurred on plan assets in fiscal years 2002 and 2003 amounted to $46.6 million and had a significant impact on the fair value of plan assets. The increases in the projected benefit obligation ("PBO") and accumulated benefit obligation ("ABO") have been attributable to reductions in the discount rates used to value these obligations. As a result of these factors, on November 1, 2003 (plan measurement date), the fair market value of the Company's pension plan assets fell below the ABO by approximately $8.1 million. The ABO was determined using a 6.375% discount rate, which is 0.625% lower than the rate used on November 1, 2002. The Company charged off $62.9 million, net of a $36.9 million tax benefit, of prepaid pension costs to equity during the fourth quarter, recognized an intangible asset of $4.5 million for unrecognized prior service costs and a liability of approximately $8.1 million for accrued pension costs. This non-cash charge did not impact the Company's liquidity. If the fair market value of the pension plan assets exceeds the ABO at a future valuation date, the charge off would be reversed and the remaining prepaid pension costs would be re-established as an asset on the consolidated balance sheets.

The Company maintained the investment earnings assumption of 8.5% to determine its fiscal year 2005 expense. The Company believes that this assumption is appropriate given the composition of its plan assets and historical market returns thereon. Due to these factors and assumptions, pension expense for fiscal year 2005 is expected to increase to approximately $14.8 million, compared to $9.6 million in fiscal year 2004.

Significant changes in actual results from the aforementioned assumptions may result in increases or decreases to pension and postretirement expenses in fiscal year 2006 and later years.

The Company has evaluated the funded status of the pension plan and does not believe the underfunded position will materially affect the Company's cash flow in fiscal year 2005 or future years. No contributions to the plan are required during fiscal year 2005, based on the plan's current funding status.

Self Insurance Reserves. The Company purchases third-party insurance for workers' compensation, general liability and automobile claims that exceed certain dollar limits. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under the insured limits. The Company records a liability for its obligation associated with incurred losses utilizing information from a third-party insurance broker. The broker utilizes historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. The loss estimates are adjusted based upon actual reported and settled claims.

Stock Based Compensation. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires expanded and more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company has adopted the disclosure requirements of SFAS No. 148 for the fiscal year ended January 31,

2004. The Company is not required to adopt a method under SFAS No. 148 to expense stock awards but rather continues to apply the recognition and measurement provisions of APB Opinion No. 25.

As of January 31, 2004, the Company had two stock based compensation programs that are described in Note 16.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged derivative instruments. The Company's net exposure to interest rate risk is based on the difference between the outstanding variable rate debt and the notional amount of its interest rate swaps. At January 31, 2004, the Company had $250 million of variable rate debt and $300 million of offsetting, receive variable rate, pay fixed rate swaps.

Due to reduced borrowing needs, during the third quarter of fiscal year 2004, the Company dedesignated two interest rate swaps with a combined notional amount of $50 million that had previously been accounted for as cash flow hedges. The swaps will mature in fiscal year 2009; however the Company may choose to terminate the dedesignated interest rate swaps prior to their maturity.

Prior to the dedesignation, the changes in fair values of effective interest rate swaps were recorded as adjustments to interest rate swap liability on the accompanying consolidated balance sheets with the offset recorded in accumulated other comprehensive loss. Subsequent to the dedesignation date, changes in the fair value of the dedesignated interest rate swap contracts are recognized in the consolidated statement of income as a loss on investments. As of January 31, 2004, the fair market value of the swaps was a liability of $5.8 million. A fluctuation of 1% in the LIBOR interest rate would increase or decrease fair market value by approximately $2.2 million.

The Company also owns marketable equity securities that are subject to market risk. A discussion of the Company's accounting policies for derivative financial instruments and equity securities is included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

	Fiscal Year Ended		
	January 31, 2004	February 1, 2003	February 2, 2002
Revenues	$2,264,907	$2,241,555	$2,236,054
Cost of goods sold (including occupancy and buying expenses)	1,506,905	1,512,045	1,536,506
Selling, general and administrative expenses	563,225	553,390	548,261
Asset impairment and store closing costs	—	561	13,451
Restructuring charge	2,011	8,098	692
Operating income	192,766	167,461	137,144
Interest expense	(38,806)	(35,849)	(41,854)
Interest income	1,518	968	1,363
Gain (loss) on property, equipment and investments	14,843	(402)	3,472
Other income, net	326	1,639	1,836
Income from continuing operations before income taxes	170,647	133,817	101,961
Income taxes	59,100	49,800	37,320
Income from continuing operations	111,547	84,017	64,641
Discontinued operations:			
Loss on disposal of discontinued operations, net of income tax benefit of $127	—	—	(221)
Income before cumulative effect of change in accounting principle	111,547	84,017	64,420
Cumulative effect of change in accounting principle, net of income tax benefit of $610	—	—	(1,038)
Net income	$ 111,547	$ 84,017	$ 63,382
Basic and diluted income per share:			
Income from continuing operations	$ 2.11	$ 1.53	$ 1.18
Discontinued operations	$ —	$ —	$ —
Cumulative effect of change in accounting principle	$ —	$ —	$ (0.02)
Net income	$ 2.11	$ 1.53	$ 1.16
Weighted average shares outstanding	52,755,577	54,742,994	54,741,241

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	January 31, 2004	February 1, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 166,071	$ 91,286
Accounts receivable, net	311,141	334,440
Merchandise inventory	496,242	487,490
Prepaid income taxes	98	595
Prepaid expenses and other current assets	17,188	16,245
Total current assets	990,740	930,056
Investment securities	6,975	6,437
Property and equipment, net	702,682	672,807
Pension assets	4,487	99,360
Other assets	25,379	27,442
Total assets	$1,730,263	$1,736,102
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 160,013	$ 157,640
Accrued expenses	100,801	64,195
Accrued income taxes	36,499	25,082
Deferred income taxes	785	2,797
Current installments of long-term debt and capital lease obligations	7,848	9,894
Total current liabilities	305,946	259,608
Deferred income taxes	18,540	36,527
Long-term debt and capital lease obligations, excluding current installments	300,640	355,658
Interest rate swap liability	35,367	40,888
Deferred compensation and other noncurrent liabilities	100,271	89,137
Total liabilities	760,764	781,818
Stockholders' equity:		
Preferred stock	—	—
Common stock, 51.9 and 54.6 million shares issued and outstanding as of January 31, 2004 and February 1, 2003, respectively	519	546
Paid-in capital	530,612	554,917
Retained earnings	517,721	421,203
Accumulated other comprehensive loss	(79,353)	(22,382)
Total stockholders' equity	969,499	954,284
Total liabilities and stockholders' equity	$1,730,263	$1,736,102

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at February 3, 2001	$547	$562,408	$301,364	$ 751	$865,070
Comprehensive income:					
Net income	—	—	63,382	—	63,382
Reclassification adjustment for investment gains included in net income, net of $133 income tax benefit	—	—	—	(226)	(226)
Unrealized gain on investments, net of $118 income tax expense	—	—	—	203	203
Net unrealized loss on interest rate swaps, net of income tax benefit of $5,833	—	—	—	(8,894)	(8,894)
Total comprehensive income					54,465
Cash dividends	—	—	(13,870)	—	(13,870)
Stockholder notes receivable	—	(7,500)			(7,500)
Common stock issued	—	77	—	—	77
Balance at February 2, 2002	$547	$554,985	$350,876	$ (8,166)	$898,242
Comprehensive income:					
Net income	—	—	84,017	—	84,017
Reclassification adjustment for investment gains included in net income, net of $61 income tax benefit	—	—	—	(104)	(104)
Unrealized gain on investments, net of $250 income tax expense	—	—	—	436	436
Unrealized loss on interest rate swaps, net of income tax benefit of $8,544	—	—	—	(14,548)	(14,548)
Total comprehensive income					69,801
Cash dividends	—	—	(13,690)	—	(13,690)
Common stock issued and redeemed, net	(1)	(68)	—	—	(69)
Balance at February 1, 2003	$546	$554,917	$421,203	$(22,382)	$954,284
Comprehensive income:					
Net income	—	—	111,547	—	111,547
Reclassification adjustment for investment gains included in net income, net of $136 income tax benefit	—	—	—	(231)	(231)
Unrealized gain on investments, net of $476 income tax expense	—	—	—	811	811
Unrealized gain on interest rate swaps, net of income tax expense of $2,074	—	—	—	3,528	3,528
Reclassification adjustment for interest rate swap dedesignation, net of income tax expense of $2,398				4,083	4,083
Pension asset adjustment, net of income tax benefit of $38,269	—	—	—	(65,162)	(65,162)
Total comprehensive income					54,576
Cash dividends	—	—	(15,029)	—	(15,029)
Common stock issued	3	3,906			3,909
Repurchase and retirement of common stock	(30)	(28,211)	—	—	(28,241)
Balance at January 31, 2004	$519	$530,612	$517,721	$(79,353)	$969,499

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Fiscal Year Ended		
	January 31, 2004	February 1, 2003	February 2, 2002
Cash flows from operating activities:			
Net income	$111,547	$ 84,017	$ 63,382
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairment and store closing costs	—	561	13,451
Cumulative effect of change in accounting principle, net of tax	—	—	1,038
Deferred income taxes	12,796	5,959	779
Depreciation and amortization	91,007	89,312	83,625
Restructuring charge	2,011	8,098	692
Loss on disposal of discontinued operations, net	—	—	221
(Gain) loss on sale of property, equipment and investments	(14,843)	402	(3,472)
(Increase) decrease in:			
Accounts receivable, net	23,299	8,807	880
Merchandise inventory	(8,752)	8,254	46,518
Prepaid income taxes	497	1,307	10
Prepaid expenses and other assets	(6,770)	3,219	(4,321)
Increase (decrease) in:			
Accounts payable and accrued expenses	39,370	(1,342)	(48,849)
Accrued income taxes	11,417	(10,687)	12,843
Deferred compensation and other liabilities	11,379	5,406	9,206
Net cash provided by operating activities	272,958	203,313	176,003
Cash flows from investing activities:			
Purchases of investments	—	(135)	(82)
Proceeds from sales of investments	2,475	4,081	11,892
Purchases of property and equipment	(127,053)	(75,023)	(132,165)
Proceeds from sales of property and equipment	27,671	3,936	6,945
Net cash used by investing activities	(96,907)	(67,141)	(113,410)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	53,436	59,971	26,993
Principal payments on long-term debt and capital lease obligations	(112,988)	(107,491)	(69,694)
Net payments on line of credit	—	(6,089)	(3,626)
Dividends paid	(15,029)	(13,690)	(13,870)
Stockholder notes receivable	—	—	(7,500)
Repurchase of common stock	(26,685)	—	—
Net cash used by financing activities	(101,266)	(67,299)	(67,697)
Net increase (decrease) in cash and cash equivalents	74,785	68,873	(5,104)
Cash and cash equivalents at beginning of period	91,286	22,413	27,517
Cash and cash equivalents at end of period	$166,071	$ 91,286	$ 22,413
Supplemental disclosures of cash flow information:			
Interest paid	$ 26,693	$ 27,665	$ 35,614
Income taxes paid, net	35,695	52,227	23,035
Supplemental schedule of noncash investing and financing activities:			
Increase in property and equipment through assumption of capital leases	2,571	2,487	—
Increase in investments through receipt of stock dividends	—	—	636

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share amounts)

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (the "Company") operate retail department stores in the southeastern United States. The Company has one operating segment that comprises its department stores and an outlet store subsidiary that is presented as a discontinued operation. All significant intercompany transactions and balances have been eliminated in consolidation.

During the second quarter of fiscal year 2003, the Company implemented a new accounting policy related to its reward program where customers earn coupons (reward certificates) based on certain volumes of cumulative purchases using the Company's proprietary credit card. Effective August 3, 2002, the company established a reserve of $1.1 million representing the estimated liability for reward certificates issued and outstanding. The adoption of the new policy resulted in an increase to revenues of $0.4 million and a decrease to revenues of $2.5 million for fiscal years 2004 and 2003, respectively. The impact of this program on the consolidated financial statements for prior periods was immaterial.

Certain prior period amounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining the allowance for doubtful accounts, depreciation, amortization and recoverability of long-lived assets, establishing restructuring and other reserves, and calculating retirement benefits.

Revenues

Revenues include sales of merchandise and the net revenue received from leased departments of $7,563, $7,568, and $6,615 for fiscal years 2004, 2003 and 2002, respectively. Sales from retail operations are recorded at the time of delivery and reported net of merchandise returns. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

Cost of Goods Sold

Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

Finance Charges

Selling, general and administrative expenses in the consolidated statements of income are reduced by finance charge and late fee revenue arising from customer accounts receivable. Finance charge and late fee revenues were $63,030, $60,910, and $57,678 in fiscal years 2004, 2003 and 2002, respectively.

Pre-Opening Costs

Store pre-opening costs are expensed as incurred.

(dollars in thousands, except per share amounts)

Advertising

Advertising costs, net of co-op recoveries from suppliers, are expensed as incurred and amounted to $63,253, $62,456, and $62,651 in fiscal years 2004, 2003 and 2002, respectively.

Long-Lived Asset Recoverability

Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

No impairment charges were incurred for fiscal years 2004 and 2003. For fiscal year 2002, the carrying value of long-lived assets was reduced by $11,878, for impairment charges incurred as a result of this analysis.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Merchandise Inventory

Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

Investments

The Company accounts for investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities classified as available-for-sale are valued at fair value, while securities that the Company has the ability and positive intent to hold to maturity are valued at amortized cost. The Company includes unrealized holding gains and losses for available-for-sale securities in other comprehensive income. Realized gains and losses are recognized on a specific identification basis and are included in income. Declines in value that are considered to be other than temporary are reported in gain (loss) on property, equipment and investments.

Property and Equipment, Net

Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases is stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms.

Stock Based Compensation

The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations (see Note 16) in measuring compensation cost under its Incentive Stock Plan. Accordingly, compensation expense is recorded over the performance period based on the estimated fair market value of the stock.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensa-

(dollars in thousands, except per share amounts)

tion," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires expanded and more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company adopted the disclosure requirements of SFAS No. 148 for the fiscal year ended February 1, 2003. The Company is not required to adopt a method under SFAS No. 148 to expense stock awards but rather continues to apply the recognition and measurement provisions of APB Opinion No. 25. If the Company had adopted the provisions of SFAS No. 123, the impact on net income and net income per share would have been immaterial for fiscal years 2004, 2003, and 2002.

As of January 31, 2004, the Company had two stock based compensation programs that are described in Note 16.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Intangible Assets, Net

Leasehold intangibles, which represent the excess of fair value over the carrying value of leaseholds, are amortized on a straight-line basis over the remaining terms of the lease agreements and are included in property and equipment, net. The carrying value of intangible assets is periodically reviewed by the Company's management to assess the recoverability of the assets.

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense.

During fiscal year 2004, the Company dedesignated two interest rate swaps with a combined notional amount of $50 million that had previously been accounted for as cash flow hedges and repaid the associated variable rate debt. Accordingly, the Company recorded in loss on investments a non-cash charge of $4.1 million, net of a $2.4 million tax benefit.

Prior to the dedesignation, the changes in fair values of effective interest rate swaps were recorded as adjustments to interest rate swap liability on the accompanying consolidated balance sheets with the offset recorded in accumulated other comprehensive loss. Subsequent to the dedesignation date, the increase in fair value of the dedesignated interest rate swap contracts of $0.1 million was recognized in the consolidated statement of income.

(dollars in thousands, except per share amounts)

In fiscal year 2002, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedge Activities." SFAS No. 133 sets forth accounting and reporting standards for derivative instruments and hedging activities, requiring the recognition of all derivative instruments (including certain derivatives embedded in other contracts) as either assets or liabilities in the balance sheet measured at fair value. SFAS No. 133 establishes criteria for a derivative to qualify as a hedge for accounting purposes.

The adoption of SFAS No. 133 resulted in a $1.0 million reduction to earnings, net of a $0.6 million tax benefit, recorded as a cumulative effect of change in accounting principle; a charge to accumulated other comprehensive income (loss) of $8.9 million, net of a $5.8 million tax benefit, and an increase to interest rate swap liability of $17.1 million. The change to accumulated other comprehensive income is amortized into interest expense on a straight-line basis through maturity. The Company anticipates amortizing approximately $0.3 million of accumulated other comprehensive loss, net of $0.2 million income tax benefit, during the next twelve months.

The Company holds $250 million of interest rate swaps, which are used as a cost-effective means to manage the interest rate and cash flow risks associated with its borrowings. These swaps hedge the Company's $125 million bond facility and a series of forecasted borrowings through maturity in 2012. As of January 31, 2004 and February 1, 2003, the Company had swaps with a negative fair value of $35.4 million and $40.9 million, respectively, designated as a cash flow hedge of forecasted cash flows associated with the Company's borrowings. For fiscal year 2004, $0.9 million of the Company's $35.4 million swap liability related to contracts with option provisions that are excluded from hedge accounting treatment under SFAS No. 133. For fiscal year 2003, $1.3 million of the Company's $40.9 million swap liability, related to contracts with option provisions that are excluded from hedge accounting treatment under SFAS No. 133. Any hedge ineffectiveness is recorded as a component of interest expense. During fiscal years 2004 and 2003, there was no hedge ineffectiveness recorded by the Company. The change in the swap liability for contracts with option provisions is recorded in interest expense on the consolidated statement of income. The Company recorded $0.4 million and $2.4 million as an offset to interest expense related to the change in swap liability for contracts with option provisions for the twelve months ended January 31, 2004 and February 1, 2003, respectively.

Implementation of New Accounting Standards

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149 ("SFAS No. 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of SFAS No. 149 are effective for the Company for all derivatives and hedging activity entered into after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS No. 150") "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial position or results of operations.

(dollars in thousands, except per share amounts)

(2) Asset Impairment and Store Closing Costs

During fiscal year 2003, the Company recognized $0.5 million of exit costs associated with the announcement of two store closings. The exit costs consist primarily of post-closing real estate obligations and severance costs. The long-term assets in the stores are primarily leasehold improvements and fixtures that were abandoned, discarded or sold.

During fiscal year 2002, the Company recorded a pre-tax charge of $13.5 million for asset impairment and store closing costs. The charge included (i) an $8.6 million reduction to fair value of the historical cost of assets associated with the Company's e-commerce initiative as a result of reduced revenues and earnings projections for Belk.com and (ii) $1.6 million of exit costs and a $3.3 million reduction to fair value of long-term assets for four stores closed during fiscal years 2002 and 2003. The exit costs primarily consisted of post-closing real estate lease obligations. The long-term assets in the stores are primarily leasehold improvements and fixtures that were abandoned, discarded or sold when the stores were closed.

As of January 31, 2004 the remaining reserve balance for post-closing real estate lease obligations was $0.4 million. The Company does not anticipate incurring significant additional exit costs in connection with the store closings.

(3) Restructuring Charge

The Merchandising Restructuring

During fiscal year 2003, the Company recorded a restructuring charge of $7.1 million in connection with the consolidation of its divisional merchandising and marketing functions into a single organization located at the Company's corporate offices in Charlotte, NC (the "Merchandising Restructuring"). The consolidation also included implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The charge consisted of $5.1 million of employee severance costs, $1.5 million of post-closing real estate lease obligation costs, and $0.5 million for the reduction to fair value of excess assets. Approximately 260 merchandising, marketing and administrative personnel accepted severance effective August 3, 2002 as a result of the restructuring. The Company relocated its division offices from their previous locations into smaller facilities and sold or sublet the previous division office locations. The Company sold excess property and equipment from the division offices with a net book value of approximately $1.4 million. The consolidation was substantially completed in the third quarter of fiscal year 2003.

The Logistics Restructuring

During fiscal year 2001, the Company constructed a new 371,000 square foot central distribution center in Blythewood, SC as part of the restructuring of the Company's merchandise distribution and logistics network (the "Logistics Restructuring"). During fiscal year 2002, the Company completed the consolidation of its distribution centers located in Charlotte, NC, Morrisville, NC, Greensboro, NC, Mauldin, SC, Summerville, SC and Fayetteville, NC, together with store merchandise receiving and processing functions in 91 stores not previously serviced by a distribution center, into the new Blythewood center.

During fiscal year 2004 and 2003, the Company increased the estimated post-closing real estate lease obligations associated with the consolidation of its distribution centers by $2.0 million and $0.8 million, respectively.

The Division Restructuring

During fiscal year 2000, the Company recorded a restructuring charge of $7.6 million in connection with the consolidation of its thirteen operating divisions into four expanded regional divisions (the "Division

(dollars in thousands, except per share amounts)

Restructuring"). The Company closed excess facilities and eliminated 340 positions as a result of streamlining operations related to the restructuring. Closure of the facilities and elimination of the positions occurred during the second quarter of fiscal year 2000. Excess property and equipment was discarded or sold. Additional charges of $0.5 million and $0.6 million were recorded during fiscal years 2002 and 2001, respectively, as a result of increases in the estimated costs associated with post closing real estate lease obligations.

(4) Discontinued Operations

In September 1997, the managers and the advisory board of TAGS Stores, LLC ("TAGS"), the Company's discount outlet store subsidiary, adopted a formal plan to liquidate its operations during the 1997 Christmas retailing season. Accordingly, the results of operations of TAGS are presented as discontinued operations. During the years ended February 2, 2002 and February 3, 2001, additional losses of $0.2 million, net of income tax benefit of $0.1 million and $0.3 million, net of income tax benefit of $0.2 million, respectively were recorded as a result of increases in the estimated costs associated with post-closing real estate lease obligations.

(5) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	January 31, 2004	February 1, 2003
Unrealized loss on interest rate swaps, net of $9,296 and $13,768 income tax benefit as of January 31, 2004 and February 1, 2003, respectively	$(15,831)	$(23,442)
Unrealized gains on investments, net of $948 and $608 income tax expense as of January 31, 2004 and February 1, 2003, respectively	1,640	1,060
Pension asset adjustment, net of income tax expense of $38,269	(65,162)	—
Accumulated other comprehensive loss	$(79,353)	$(22,382)

(6) Accounts Receivable, Net

Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Accounts receivable, net consists of:

	January 31, 2004	February 1, 2003
Customer receivables	$309,058	$326,419
Other receivables	15,119	19,750
Less allowance for doubtful accounts	(13,036)	(11,729)
Accounts receivable, net	$311,141	$334,440

(dollars in thousands, except per share amounts)

Changes in the allowance for doubtful accounts are as follows:

	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002
Balance, beginning of year	$ 11,729	$ 12,318	$ 10,812
Charged to expense	17,536	15,554	18,680
Net uncollectible balances written off	(16,229)	(16,143)	(17,174)
Balance, end of year	$ 13,036	$ 11,729	$ 12,318

(7) Investment Securities

Held-to-maturity securities consist of federal, state and local debt securities. Details of investments in held-to-maturity securities are as follows:

	January 31, 2004	February 1, 2003
Amortized cost	$360	$387
Gross unrealized gains	15	13
Fair value	$375	$400

At January 31, 2004, scheduled maturities of held-to-maturity securities are as follows:

	Fair Value	Amortized Cost
One to five years	$101	$100
Six to ten years	—	—
After ten years	274	260
	$375	$360

Available-for-sale securities consist primarily of equity investments. Details of investments in available-for-sale securities are as follows:

	January 31, 2004	February 1, 2003
Cost	$4,007	$6,559
Gross unrealized gains	2,608	1,655
Gross unrealized losses	—	—
Fair value of securities	$6,615	$8,214

Approximately $2,197 of available-for-sale securities were classified as prepaid expenses and other current assets on the Company's consolidated balance sheet as of February 1, 2003.

(dollars in thousands, except per share amounts)

Details of realized gains and losses are as follows:

	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002
Gain on sale of real estate partnership	$ —	$ —	$4,467
Gross realized gains on sales of securities	1,000	1,713	1,133
Gross realized losses on sales of securities	(1)	(175)	(254)
Losses on other than temporary declines in market values	—	(78)	(588)
Net realized gain	$ 999	$1,460	$4,758

(8) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated lives	January 31, 2004	February 1, 2003
Land	n/a	$ 23,329	$ 28,160
Buildings	30-40	673,707	644,711
Furniture, fixtures and equipment	3-7	603,826	577,363
Property under capital leases	5-19	73,468	71,104
Construction in progress	n/a	35,826	8,556
		1,410,156	1,329,894
Less accumulated depreciation and amortization		(707,474)	(657,087)
Property and equipment, net		$ 702,682	$ 672,807

(9) Sale of Investment Property

During fiscal year 2004, the Company sold investment property located in downtown Charlotte, North Carolina and land located in Greenville, South Carolina for a net sales price of $21.9 million and $3.7 million, respectively. The Company recognized a gain of $12.5 million, net of $7.4 million tax expense, on the sale of these properties, which is included in gain (loss) on property, equipment and investments on the consolidated statement of income.

(dollars in thousands, except per share amounts)

(10) Accrued Expenses

Accrued expenses are comprised of the following:

	January 31, 2004	February 1, 2003
Salaries, wages and employee benefits	$ 20,069	$16,470
Interest	2,953	3,145
Rent	4,436	3,739
Taxes, other than income	7,238	4,758
Reserve for restructuring	3,025	2,151
Self insurance reserves	14,968	7,690
Accrued capital expenditures	22,136	4,454
Other	25,976	21,788
Accrued Expenses	$100,801	$64,195

(11) Borrowings

Long-term debt, principally due to banks, and capital lease obligations consist of the following:

	January 31, 2004	February 1, 2003
Bond facility	$125,000	$125,000
Note payable	125,007	175,055
Sale/leaseback financing	23,652	28,122
Capital lease agreements through August 2020	34,495	36,974
Unsecured notes payable	334	401
	308,488	365,552
Less current installments	(7,848)	(9,894)
Long-term debt and capital lease obligations, excluding current installments	$300,640	$355,658

The annual maturities of long-term debt and capital lease obligations over the next five years as of January 31, 2004 are $7,848, $132,643, $15,905, $2,197 and $127,392, respectively.

The bond facility matures in July 2008 and bears interest at a variable rate based on the market for the bonds that has historically approximated one-month LIBOR plus 70 basis points. The note payable bears interest at a rate that approximates one month LIBOR plus 50 basis points, is collateralized by the Company's customer accounts receivable and limits borrowings to the lesser of $250 million or approximately 72% of the Company's customer accounts receivable. The note payable expires in April 2005 and, accordingly, the balance as of January 31, 2004 has been included in annual maturities of long-term debt for fiscal year 2006. However, the note may be renewed by mutual consent of the parties and it is the Company's intent to utilize the note payable as long-term financing. At January 31, 2004, one month LIBOR was 1.10%.

On April 30, 1999, the Company sold certain leasehold improvements for $42 million and is leasing them back through fiscal year 2008. The Company has the option to repurchase the leasehold improvements at the end of the lease. In accordance with SFAS No. 98, "Accounting for Leases," and SFAS No. 66, "Accounting

(dollars in thousands, except per share amounts)

for Sales of Real Estate," the Company is accounting for the sale-leaseback as financing. The effective interest rate on the facility is 7.27%.

The Company's loan agreements place restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock, and guarantees. They also contain leverage ratio, tangible net worth and fixed charge coverage ratio requirements. The bond facility requires the Company to maintain a $126.8 million supporting letter of credit. The Company is in compliance with all debt covenants.

The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its variable rate indebtedness. The amount of indebtedness covered by the interest rate swaps is $250 million for fiscal years 2004 through 2009, $125 million for fiscal years 2010 through 2012 and $50 million for fiscal year 2013 (see note 1).

In June 2002 the Company replaced its $175 million seasonal line of credit and $127 million standby letter of credit with a combined $200 million revolving credit and $127 million standby letter of credit facility. The revolving credit facility is at a variable interest rate based on LIBOR plus 87.5 basis points. The agreement expires in July 2005. There were no outstanding borrowings under revolving credit agreements at January 31, 2004 and February 1, 2003. The average interest rates on short-term borrowings during the years ended January 31, 2004 and February 1, 2003 were 2.1% and 2.6%, respectively.

(12) Leases

The Company leases certain of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities. Assets under capital lease and accumulated amortization were $73,468 and $44,431, respectively, at January 31, 2004 and are included in property and equipment, net.

Future minimum lease payments under non-cancelable leases, net of future minimum sublease rental income under noncancelable subleases, as of January 31, 2004 were as follows:

Fiscal Year	Capital	Operating
2005	$ 5,265	$ 30,876
2006	4,840	27,699
2007	4,911	24,214
2008	4,939	21,133
2009	4,679	18,344
After 2009	31,665	92,408
Total	56,299	214,674
Less sublease rental income	—	(1,894)
Net rentals	56,299	$212,780
Less imputed interest	(21,804)	
Present value of minimum lease payments	34,495	
Less current portion	(2,976)	
	$ 31,519	

(dollars in thousands, except per share amounts)

Net rental expense for all operating leases consists of the following:

	52 Weeks Ended January 31, 2004	52 Weeks Ended January 31, 2003	52 Weeks Ended February 2, 2002
Buildings:			
Minimum rentals	$29,834	$29,737	$29,622
Contingent rentals	3,323	3,368	4,306
Sublease rental income	(663)	(876)	(900)
Equipment	1,657	2,359	3,860
Total net rental expense	$34,151	$34,588	$36,888

(13) Income Taxes

Federal and state income tax expense from continuing operations was as follows:

	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002
Current:			
Federal	$41,689	$38,181	$27,484
State	3,953	5,252	3,853
	45,642	43,433	31,337
Deferred:			
Federal	12,292	5,597	5,247
State	1,166	770	736
	13,458	6,367	5,983
Income taxes	$59,100	$49,800	$37,320

A reconciliation between income taxes from continuing operations and income tax expense computed using the federal statutory income tax rate of 35% is as follows:

	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002
Income tax at the statutory federal rate	$59,727	$46,836	$35,686
State income taxes, net of federal income tax benefit	3,328	3,914	2,982
Increase in Cash Surrender Value of Officers' Life Insurance	(3,297)	(1,892)	(2,037)
Other	(658)	942	689
Income taxes	$59,100	$49,800	$37,320

(dollars in thousands, except per share amounts)

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	January 31, 2004	February 1, 2003
Deferred tax assets:		
Prepaid pension costs	$ 1,368	$ —
Benefit plan costs	27,850	27,180
Restructuring and other reserves	10,596	7,061
Inventory capitalization	5,848	5,633
Allowance for doubtful accounts	4,886	4,342
Tax carryovers	2,757	2,891
Interest rate swaps	10,880	15,374
Other	5,111	5,737
Gross deferred tax assets	69,296	68,218
Less valuation allowance	(768)	(820)
Net deferred tax assets	68,528	67,398
Deferred tax liabilities		
Prepaid pension costs	—	37,359
Property and equipment	64,533	47,986
Inventory	20,162	18,294
Investment securities	2,542	2,274
Other	616	809
Gross deferred tax liabilities	87,853	106,722
Net deferred tax liabilities	$19,325	$ 39,324

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

As of January 31, 2004, the Company has net operating loss carryforwards for federal and state income tax purposes of $1,387 and $4,333, respectively, and state job credits of $2,362, which are available to offset future taxable income, if any. These carryforwards expire at various intervals through fiscal year 2019. Some of the loss carryforwards are limited to an annual deduction of approximately $300 under a provision of IRC Section 382. In addition, the Company has alternative minimum tax net operating loss carryforwards of $2,790, which are available to reduce future alternative minimum taxable income at various intervals expiring through fiscal year 2011.

(14) Pension And Postretirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation. In fiscal year 2001, a plan amendment changed the averaging period of employees' compensation from calendar years 1994, 1995 and 1996 to calendar years 1998, 1999 and 2000, or the first three years of participation if employed after 1998. The cost of pension benefits has been determined by the projected unit credit actuarial method in accordance with SFAS No. 87, "Employers' Accounting for Pensions." The assets held by the plan consist of 66% equities and 34% fixed income investments. No additional funding of the plan is anticipated in fiscal year 2005.

(dollars in thousands, except per share amounts)

The Company also has a defined benefit health care plan that provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Postretirement Benefits	
	January 31, 2004	February 1, 2003	January 31, 2004	February 1, 2003
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$293,649	$267,579	$ 27,991	$ 29,644
Service cost	11,521	13,056	290	404
Interest cost	20,630	20,329	1,931	2,226
Actuarial (gain) loss	28,018	13,685	(3,272)	(2,298)
Benefits paid	(20,872)	(21,000)	(2,509)	(1,985)
Benefit obligation at end of year	332,946	293,649	24,431	27,991
Change in plan assets:				
Fair value of plan assets at beginning of year	290,362	337,670	—	—
Actual return on plan assets	34,817	(26,308)	—	—
Contributions to plan	10,000	—	2,509	1,985
Benefits paid	(20,872)	(21,000)	(2,509)	(1,985)
Fair value of plan assets at end of year	314,307	290,362	—	—
Funded Status	(18,639)	(3,287)	(24,431)	(27,991)
Unrecognized net transition obligation		—	2,358	2,618
Unrecognized prior service costs	4,487	4,764	—	—
Unrecognized net (gain) loss	113,947	97,883	(6,238)	(3,242)
Net prepaid (accrued)	$ 99,795	$ 99,360	$(28,311)	$(28,615)
Amounts recognized in the consolidated balance sheets consist of:				
Minimum pension liability	$ (8,122)	$ —		
Pension assets	4,487	99,360		
Accumulated other comprehensive loss	103,430	—		
	$ 99,795	$ 99,360		
Obligation and funded status at November 1, 2003 and 2002, respectively:				
Projected benefit obligation	$332,946	$293,649	$ 24,431	$ 27,991
Accumulated benefit obligation	322,430	285,798	N/A	N/A
Fair value of plan assets	314,307	290,362	—	—

(dollars in thousands, except per share amounts)

Weighted average assumptions were:

	Pension Plan			Postretirement Plan		
	January 31, 2004	February 1, 2003	February 2, 2002	January 31, 2004	February 1, 2003	February 2, 2002
Discount rates	6.375%	7.0%	7.5%	6.375%	7.0%	7.5%
Rates of compensation increase	4.0	4.0	4.0	N/A	N/A	N/A
Return on plan assets	8.5	8.5	9.4	N/A	N/A	N/A

The measurement date for the defined benefit pension plan and the defined benefit health care plan is November 1. For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2004; the rate was assumed to decrease to 5.5% gradually over the next 4 years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of January 31, 2004 by $940 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended January 31, 2004 by $118. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation as of January 31, 2004 by $837 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 1, 2003 by $103. The Company's investment earnings assumption is based on the composition of plan assets and historical market returns thereon.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed December 8, 2003 to make additional voluntary benefits available through Medicare. The Company has elected not to recognize the effects of the Act in these financial statements. The Company will be evaluating the implications of the Act during fiscal year 2005 and recognize expected financial effects as prescribed by accounting standards in effect for subsequent reporting periods.

The asset allocation for the pension plan at the end of fiscal years 2004, 2003, and 2002, and the target allocation for 2005, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at Year End		
	2005	2004	2003	2002
Equity Securities	65%	66%	61%	63%
Debt Securities	35%	34%	39%	37%
Total	100%	100%	100%	100%

As of the Company's pension plan measurement date of November 1, 2003, the pension plan accumulated benefit obligation exceeded the fair market value of the plan assets by $8,122. As a result, the prepaid pension asset, as of the fiscal year ending January 31, 2004, of $99,795 was substantially eliminated and an $8,122 minimum pension liability and a $4,487 intangible pension assets was recorded, with a corresponding charge of $65,162, net of tax, recognized in other comprehensive income, a component of stockholders' equity.

(dollars in thousands, except per share amounts)

The components of net periodic benefit expense (income) are as follows:

	Pension Plan			Postretirement Plan		
	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002
Service cost	$ 11,521	$ 13,056	$ 11,309	$ 290	$ 404	$ 377
Interest cost	20,630	20,329	18,986	1,931	2,226	2,251
Expected return on assets	(26,537)	(30,975)	(31,168)	—	—	—
Amortization of unrecognized items:						
Net transition (asset) obligation	—	—	—	262	262	262
Prior service cost	276	276	276	(276)	—	—
Net losses	3,674	—	—	—	—	—
Net periodic benefit expense (income)	$ 9,564	$ 2,686	$ (597)	$2,207	$2,892	$2,890

(15) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This Plan is "self-funded" for medical and dental benefits through a 501(c)(9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Contributions by the Company under these plans amounted to approximately $28,373, $28,195, and $25,585 in fiscal years 2004, 2003, and 2002, respectively.

The Belk 401(k) Savings Plan, a contributory, defined contribution multi-employer plan, provides benefits for substantially all employees. The contributions to the 401(k) Savings Plan are comprised of a matching contribution, generally 50% of the employees' contribution up to 6% of eligible compensation, and a basic contribution, generally 2% of eligible compensation, regardless of the employees' contributions. The cost of the plan was $9,472, $10,372 and $10,368 in fiscal years 2004, 2003 and 2002, respectively. Effective January 1, 2004, the plan was amended to provide that new employees receive a 50% match of employee contributions up to 6% of eligible annual compensation.

Effective January 1, 2004, the Company established a non-qualified 401(k) Restoration Plan, for highly compensated employees, as defined by ERISA. The Plan provides contributions to a participants' account of 4.5% of eligible compensation and participants can contribute up to 25% of eligible compensation.

The Supplemental Executive Retirement Plan ("SERP") is a non-qualified defined benefit retirement plan that provides retirement and death benefits to certain qualified executives of the Company. Total SERP costs charged to operations were approximately $1,649, $1,990 and $1,850 in fiscal years 2004, 2003, and 2002, respectively. The effective discount rate used in determining the net periodic SERP liability as of January 31, 2004, February 1, 2003 and February 2, 2002 was 7.00%, 7.50% and 8.00%, respectively. Actuarial gains and losses are amortized over the average remaining service lives of the participants. As of January 31, 2004 and February 1, 2003, the projected benefit obligation was $22,074 and $16,861, respectively, and is included in deferred compensation and other non-current liabilities. The corresponding accrued obligation of $16,209 and $15,818 as of January 31, 2004 and February 1, 2003, respectively, has been recorded in deferred compensation and other non-current liabilities.

(dollars in thousands, except per share amounts)

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 8% and 15%. Total interest cost related to the plan and charged to interest expense was approximately $3,705, $3,640 and $3,609, in fiscal years 2004, 2003 and 2002, respectively.

(16) Stock-Based Compensation

In fiscal year 2001, the Company implemented the Belk, Inc. 2000 Incentive Stock Plan (the "Plan") which is administered by the Company's Board of Directors. Under the Plan, the Company is authorized to award up to 2.8 million shares of common stock for various types of equity incentives to key employees. The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in measuring compensation cost extended under the Plan.

During fiscal years 2002, 2003 and 2004, the Company accrued compensation expense for performance based stock awards to certain key executives. These performance based stock awards will be granted at the end of three years if the Company meets specified cumulative performance targets during that period. No monetary consideration is paid by employees who receive performance stock awards. Accordingly, compensation expense is recorded over the performance period based on estimates of performance levels and the estimated fair market value of the stock. Performance based compensation expense was $2,841, $1,618, and $411 for fiscal years 2004, 2003 and 2002, respectively.

During fiscal year 2004, the Company accrued compensation expense for non-performance based stock awards to certain key executives. These stock awards are granted annually. Compensation expense recorded related to this plan was $2,523 for fiscal year 2004.

If the Company had elected to follow the measurement provisions of SFAS No. 123, "Accounting for Stock-based Compensation," in accounting for its performance based stock awards, the change to net income and net income per share would have been immaterial for fiscal years 2004, 2003 and 2002. The method for determining the fair value of the stock is based on a third party valuation.

(17) Fair Value of Financial Instruments

Carrying values approximate fair values for financial instruments that are short-term in nature, such as cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable and lines of credit. The fair value of other financial instruments are as follows:

	January 31, 2004		February 1, 2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt (excluding capitalized leases)	$273,994	$264,606	$328,578	$320,550
Interest rate swap liability	35,367	35,367	40,888	40,888
Investment securities	6,975	6,990	6,437	6,450

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying value of the Company's variable rate long-term debt approximates its fair value. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair value of investment securities is primarily based on quoted market prices.

(dollars in thousands, except per share amounts)

(18) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $.01 per share. At January 31, 2004, there were 50,946,311 of Class A common stock outstanding, 929,028 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

On May 21, 2003, the Company completed the self-tender offer authorized by the Board of Directors on March 13, 2003 and repurchased 2,808,998 shares of outstanding Class A and Class B common stock at a cost of $26.7 million.

(19) Related Party Transactions

In October 2001, the Company extended loans to Mr. Thomas M. Belk, Jr., Mr. H.W. McKay Belk and Mr. John R. Belk in the principal amounts of $2.5 million, $2.5 million and $2.0 million, respectively. In February 2002, the loan to Mr. John R. Belk was increased to $2.5 million. The loans are being repaid to the Company in equal annual installments of $1.5 million plus interest in cash or stock over a five-year period that began January 3, 2003. The loans bear interest at LIBOR plus 1.5%. The Company received the second of the five payments, including principal and interest, from the three executives on January 3, 2004. The Sarbanes-Oxley Act of 2002 prohibits extensions of credit to executive officers and directors and the "material modification" of any term of a loan that was extended before July 30, 2002. The Company entered into these loans in October 2001 and February 2002, before the Sarbanes-Oxley Act of 2002 was enacted. Since that time, the Company has not made any new extensions of credit to executive officers or directors nor materially modified the terms of any existing loans.

(20) Subsequent Event

On April 1, 2004, certain participants elected to waive their benefits in the Company's non-qualified defined benefit SERP in exchange for participation in the Company's new non-qualified defined contribution 2004 Supplemental Executive Retirement Plan (2004 SERP). This election will result in the curtailment and settlement of their benefits in the defined benefit plan, which will be recognized in the first quarter of fiscal year 2005.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities during the year ended February 2, 2002.

KPMG LLP

Charlotte, North Carolina
March 5, 2004, except as to
Note 20, which is as of April 1, 2004

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words. Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the internet, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute our growth strategies, anticipated benefits from the consolidation of our operating divisions and distribution facilities, the expected benefit of our new systems and technology, the expected increase in our sales and revenues generated through our proprietary charge card program and the anticipated benefits from the Merchandising Restructuring (as described herein). These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements. We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

- general economic and business conditions, both nationally and in our market areas;
- levels of consumer debt and bankruptcies;
- changes in interest rates;
- changes in buying, charging and payment behavior among our customers;
- the effects of weather conditions on seasonal sales in our market areas;
- seasonal fluctuations in net income due to increased consumer spending during the holiday season, timing of new store openings, merchandise mix, the timing and level of markdowns and historically low first quarter results;
- competition among department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, internet retailers, mail order retailers and off-price and discount stores;
- the competitive pricing environment within the department and specialty store industries;
- our ability to compete on merchandise mix, quality, style, service, convenience and credit availability;
- the effectiveness of our advertising, marketing and promotional campaigns;
- our ability to determine and implement appropriate merchandising strategies, merchandise flow and inventory turnover levels;
- our realization of planned synergies and cost savings through the consolidation of our distribution facilities and functions;
- the effectiveness of our e-commerce and gift registry strategies;
- our ability to contain costs;
- our ability to accomplish our logistics and distribution strategies;
- the effectiveness of our merchandising and sales promotion consolidation and the implementation of our planning and allocation functions;
- changes in our business strategy or development plans;

- our ability to hire and retain key personnel;
- changes in laws and regulations, including changes in accounting standards, tax statutes or regulations, environmental and land use regulations, and uncertainties of litigation; and
- our ability to obtain capital to fund any growth or expansion plans.

Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, even if future events or new information may impact the validity of such statements.

BELK, INC.

STOCKHOLDER INFORMATION

Corporate Headquarters

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Transfer Agent

Belk Stores Services, Inc.
Telephone: (704) 357-1000

Auditors

KPMG LLP
2800 Two First Union Center
Charlotte, North Carolina 28282
Telephone: (704) 335-5300

General Counsel

Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Additional Information

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at Belk, Inc.

Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K filed with the SEC will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth above.

Annual Meeting

The Company will hold its Annual Stockholders Meeting at 11:00 a.m., local time, on May 26, 2004 at the Renaissance Suites Hotel, 2800 Coliseum Centre Drive, Charlotte, North Carolina 28217.

Quarterly Stock Price Information and Stockholders of Record

There is currently no established trading market for either the Class A Common Stock or the Class B Common Stock. As of April 1, 2004, Belk, Inc. had approximately 559 stockholders of record of 50,942,382 shares of Class A Common Stock outstanding and 281 stockholders of record of 1,056,944 shares of Class B Common Stock outstanding.

Dividends

On March 10, 2004, the Company declared a regular dividend of $0.275 on each outstanding share of the Class A and Class B Common Stock and a special one-time dividend of $0.20 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2005 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

BELK, INC.

DIRECTORS AND OFFICERS

Directors

John M. Belk
Chairman and Chief Executive Officer

B. Frank Matthews, II
Vice Chairman

Sarah Belk Gambrell
Private Investor

Thomas M. Belk, Jr.
President, Store Divisions and Real Estate

H. W. McKay Belk
President, Merchandising, Marketing and Merchandise Planning

John R. Belk
President, Finance, Systems and Operations

J. Kirk Glenn, Jr.
Retired Chairman and Manager
Quality Oil Company

John A. Kuhne
Private Investor

Thomas C. Nelson
President and Chief Executive Officer
National Gypsum Company

Executive Officers

John M. Belk
Chairman and Chief Executive Officer

Thomas M. Belk, Jr.
President, Store Divisions and Real Estate

H. W. McKay Belk
President, Merchandising, Marketing and Merchandise Planning

John R. Belk
President, Finance, Systems and Operations

Mary R. Delk
President, Merchandising and Marketing

Ralph A. Pitts
Executive Vice President, General Counsel and Secretary

Brian T. Marley
Executive Vice President and Chief Financial Officer

Edward J. Record
Senior Vice President and Controller

Belk, Inc.